Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Nine Months Ended September 30,	2010	2009
		(Adjusted)*
Fixed charges:
Interest expense including amortization of debt discount	$460	$447
Portion of rentals representing an interest factor	102	118

Total fixed charges	$562	$565

Earnings available for fixed charges:
Net income	$2,005	$1,341
Equity earnings net of distributions	(38)	(25)
Income taxes	1,248	764
Fixed charges	562	565

Earnings available for fixed charges	$3,777	$2,645

Ratio of earnings to fixed charges	6.7	4.7